Siemens AG, Corporate Finance, 80312 Munich, Germany

February 15, 2006
Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 5546
Washington, D.C. 20549-5546, USA

Re:	Siemens Aktiengesellschaft
Form 20-F for the Fiscal Year Ended September 30, 2004
Filed November 29, 2004
File No. 001-15174
Dear Ms. Blye:
     We are writing in response to your letter dated January 6, 2006, setting out five comments in addition to those responded to in our company’s letter to you dated October 19, 2005. For ease of reference, we have repeated your comments in italicized text prior to our responses.
Comment
1.	We note your response to the comments in our letter dated September 12, 2005. We also note the statement on page 7 of the Form 20-F filed December 7, 2005, that you have customers in Cuba, Libya and North Korea. Please describe your direct and indirect operations associated with these countries and any entities located in these countries, including whether any of your customers are government agencies or state-owned enterprises. Please also address the materiality of your contacts with these countries, and whether those contacts constitute a material investment risk for your security holders. Your response should address both quantitative and qualitative factors that would bear on the materiality of your contacts.

Siemens AG Corporate Finance Head: Heinz-Joachim Neubürger	Postal address: Siemens AG Corporate Finance 80312 Muenchen	Office address: Wittelsbacherplatz 2 80333 Muenchen Tel: +49 (89) 636-00 Fax: +49 (89) 636-34404
Siemens Aktiengesellschaft Chairman of the Supervisory Board: Heinrich v. Pierer; Managing Board: Klaus Kleinfeld, Chairman, President and Chief Executive Officer; Johannes Feldmayer, Thomas Ganswindt, Edward G. Krubasik, Rudi Lamprecht, Heinz-Joachim Neubürger, Jürgen Radomski, Erich R. Reinhardt, Uriel J. Sharef, Claus Weyrich, Klaus Wucherer
Registered offices: Berlin and Munich, Commercial registries: Berlin Charlottenburg, HRB 12300; Munich, HRB 6684

Response to Comment
     Employing the materiality standard set forth in our letter to you of October 19, 2005, Siemens believes that its activities with regard to Cuba, Libya and North Korea do not represent, either individually or in the aggregate, a material investment risk for its security holders.
Quantitative Considerations
     We have been engaged in business in Libya since 1972. At present, we do not have any subsidiaries in Libya and are represented there through a branch office, which had approximately 125 employees at the end of fiscal 2005. We do not have any subsidiaries or employees in Cuba or North Korea. In Cuba, we are represented by a sales agent. We have no agents or representatives in North Korea.
     In fiscal 2005, less than 0.2 % of our consolidated sales of EUR 75.4 billion were from these three countries.
     Siemens’ sales from Libya amounted to approximately EUR 131 million (less than 0.2% of consolidated sales) in fiscal 2005, EUR 123 million (less than 0.2% of consolidated sales) in fiscal 2004 and EUR 38 million (less than 0.1% of consolidated sales) in fiscal 2003. In fiscal 2005, sales in Libya were derived primarily from power transmission and distribution projects and, to a significantly lesser extent, from power generation and communications projects.
     Siemens’ sales from Cuba amounted to approximately EUR 18 million in fiscal 2005, EUR 1 million in fiscal 2004 and EUR 2 million in fiscal 2003 (less than 0.03% of consolidated sales in each of those three years). In fiscal 2005, sales in Cuba were derived predominantly from sales of medical equipment.
     Siemens’ sales from North Korea amounted to approximately EUR 2 million in fiscal 2005, EUR 8 million in fiscal 2004 and EUR 1 million in fiscal 2003 (less than 0.02% of consolidated sales in each of those three years). In fiscal 2005, sales in North Korea were exclusively derived from sales of medical equipment.
     Because of the structure of the economies of all three countries, all or nearly all of our counterparties there are state-owned, state-controlled or otherwise state-related.
Non-Quantitative Factors
     On the basis of non-quantitative factors, including principally the impact of our activities in Libya, Cuba and North Korea on share value and reputation, Siemens does not believe that those activities pose a material investment risk for our security holders. As noted in our previous response, we believe that investors in the shares of a non-U.S. company headquartered in Europe with a long history of international dealings and extensive involvement in public infrastructure development, such as ours, would anticipate that we engage in some business activities in those countries. As you noted, on page 7 of our annual report on Form 20-F filed on December 7, 2005, we expressly stated that we conduct business with customers in Libya, Cuba and North Korea. We have no reason to conclude that our existing shareholders or potential new investors, taken as a whole, consider our limited involvement in these three countries as a factor that materially affects our reputation or share value.
     We believe that, with regard to these three countries, our compliance systems are sufficient to render remote the risks of a violation of U.S., German or European Union economic sanctions or export control laws that would create a material risk for our security holders.
     Since the commencement of our business with customers in Libya, Cuba and North Korea, we have made a number of contacts there in the ordinary course of business. We do not believe that the existence of any of these contacts represents material information for investors in our securities.
     In summary, notwithstanding that Libya, Cuba and North Korea have been identified as state sponsors of terrorism by the U.S. State Department and are, to varying degrees, subject to economic sanctions administered by the Office of Foreign Assets Control (OFAC), we do not believe that our activities in those three countries constitute a material investment risk for Siemens’ security holders, taking both quantitative and non-quantitative factors into account.
Comment
2.	We note the statement in your response that you anticipate operations in Iran will increase for several reasons, including the acquisition of VA Tech. Please confirm that your materiality analysis takes into account your anticipated increasing operations in Iran and any other country designated as a state sponsor of terrorism.
Response to Comment
     We confirm that our materiality analysis takes into account anticipated increasing operations in Iran and any other country designated as a state sponsor of terrorism.
Comment
3.	We note that your October 19 letter includes sales information for Iran and Syria, and aggregate sales information for Iran, Sudan and Syria, only for fiscal 2004. Please provide the same information for fiscal 2002 and 2003.
Response to Comment
     Siemens’ sales from Iran amounted to approximately EUR 166 million and EUR 170 million in fiscal 2003 and fiscal 2002, respectively; sales from Sudan amounted to approximately EUR 24 million and EUR 23 million in fiscal 2003 and fiscal 2002, respectively; and sales from Syria amounted to approximately EUR 86 million and EUR 49 million in fiscal 2003 and fiscal 2002, respectively.

Comment
4.	Please address specifically the impact on your operations of the direct and indirect costs of compliance with your group policy, export control procedures and compliance programs in connection with your past, current and anticipated operations in the six countries currently identified as state sponsors of terrorism by the U.S. State Department, including controls regarding the sale of dual-use products. Please also address the potential impact on your business, reputation and share value of the investor sentiment evidenced by, among other things, the state legislation and the letter from the chairman of the Illinois investment board referenced in our prior comment one. In this regard, we note also that Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan; the California Public Employees’ Retirement System recently approved a proposal by the California State Treasurer that CalPERS demand you cease doing business with Sudan and Sudanese-controlled entities; and Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.
Response to Comment
     We maintain a worldwide export control compliance program for reasons not limited to the sanctions and export controls imposed on the six countries that are designated by the U.S. State Department as “state sponsors of terrorism.” Even if the United States did not subject the six countries to sanctions programs and specific export controls, we would still need to operate our export control programs and compliance procedures, including controls regarding the sale of dual-use products. Moreover, even if we conducted absolutely no business with parties in any of the six designated state sponsors of terrorism, we would still need to have our group policies, export control programs and compliance procedures. It is exceedingly difficult for us to determine the marginal cost of the program and procedures resulting from our past, current and anticipated operations (insofar as we have them) in the six countries, but our best estimate is that the incremental impact of that cost on our operations is negligible, (i.e., unquestionably immaterial to investors).
     We are aware of the state legislation and the letter from the chairman of the Illinois investment board that were referenced in your comment letter of September 12, 2005. We have taken note that Harvard University, Stanford University and Dartmouth College have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan, and that the California Public Employees’ Retirement System recently approved a proposal by the California State Treasurer that CalPERS demand that we cease doing business with Sudan and Sudanese-controlled entities. We have also taken note of the Florida state law requirement to which you refer. We recognize, of course, that some investors or potential investors may have or come to have the sentiments to which you refer, and we respect those views. We do not, however, believe that the initiatives referenced in your comment have any actual or potential material impact on our business or financial condition, and we do not believe that to date they have had an adverse effect on our reputation among our shareholders as a whole. Given recent efforts by the United States and other parties to achieve a resolution of conflicts in Sudan, we think the uncertainties of the situation make it inappropriate for us to speculate about the course of future political developments and their future effects on global investor interest in our shares.
Comment
5.	We refer you to the disclosure on page 7 of your Form 20-F filed on December 7, 2005 and the statement that you conduct business with customers in Cuba, Iran, Syria, Sudan, Libya and North Korea. Currently, the significance of these particular countries is not clear. Please indicate in future filings, assuming such is still the case, that the U.S. identifies these countries as state sponsors of terrorism and subjects them to export controls.
Response to Comment
     We have noted the Staff’s comment and will address it in future Form 20-F filings.
*   *   *
     We hope that the foregoing replies are responsive to your comments. We understand that the Staff may be now notifying issuers as a matter of routine when the Staff views an issuer’s responses to the Staff’s written comments on an Exchange Act filing as leaving no comment unresolved. We would respectfully request such notification at such time as the Staff reaches that view.

Very truly yours,

SIEMENS AKTIENGESELLSCHAFT

/s/ Dr. Ralf P. Thomas
Name: Dr. Ralf P. Thomas
Title: Corporate Vice President and Controller

/s/ Dr. Paul Hobeck
Name: Dr. Paul Hobeck
Title: General Counsel

cc:	John Palenberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP